Filed Pursuant to Rule 433

Registration Statement No. 333-285508

May 1, 2025

News

FOR IMMEDIATE RELEASE

BMO Announces Exercise of its Call Right and Start of Call Measurement Period With Respect to the MicroSectorsTM FANG+TM Index 3× Leveraged ETNs (Ticker: FNGA) and Provides a Reminder of the Availability of MicroSectorsTM FANG+TM 3× Leveraged ETNs (Ticker: FNGB)

NEW YORK, May 1, 2025 – Bank of Montreal (“BMO”) (i) announced today that it exercised its call right to redeem all of the outstanding securities of its MicroSectorsTM FANG+TM Index 3× Leveraged ETNs due January 8, 2038, CUSIP: 063679534 (the “FNGA ETNs”) and that the Call Measurement Period for the FNGA ETNs is expected to begin tomorrow, May 2, 2025; and (ii) provided a reminder today of the availability of a new Exchange Traded Note (“ETN”), the MicroSectorsTM FANG+TM 3× Leveraged ETNs due February 17, 2045, CUSIP: 063679385 (the “FNGB ETNs”).

Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the applicable ETN Prospectus (as defined below) for the relevant ETNs.

Redemption of FNGA ETNs and Start of Call Measurement Period

BMO exercised its call right by sending a call notice to holders of the FNGA ETNs today, May 1, 2025. The Call Calculation Date is expected to be tomorrow, May 2, 2025. The Call Measurement Period will be the five Index Business Days from and including the Call Calculation Date, which are expected to be May 2, 2025, May 5, 2025, May 6, 2025, May 7, 2025 and May 8, 2025. The purpose of the Call Measurement Period is to determine the Call Settlement Amount per note that BMO will pay to investors holding the ETNs on the Call Settlement Date. The Call Measurement Period is subject to postponement in the event of a market disruption event as described in the ETN Prospectus for the FNGA ETNs. The Call Settlement Date will be the fifth Business Day following the last Index Business Day in the Call Measurement Period, which is expected to be May 15, 2025.

The Call Settlement Amount will be determined in accordance with the terms of the FNGA ETNs and will be equal to the arithmetic mean of the closing Indicative Note Values on each Index Business Day in the Call Measurement Period. On the Call Settlement Date, BMO will redeem the FNGA ETNs and, in exchange, will pay investors holding the FNGA ETNs an amount in cash equal to the Call Settlement Amount. Once redeemed, the FNGA ETNs will cease to be outstanding on the Call Settlement Date and investors will have no further rights under the FNGA ETNs after the Call Settlement Date. Please refer to the ETN Prospectus for the FNGA ETNs for the additional information on the calculation of the Call Settlement Amount and the closing Indicative Note Values.

The FNGA ETNs will be delisted from the NYSE prior to the open of trading on the Call Settlement Date. Accordingly, the last day of trading for the FNGA ETNs is expected to be May 14, 2025.

As of the date of this announcement, holders of the FNGA ETNs may no longer require us to redeem their securities. Holders of the FNGA ETNs may choose to continue to hold their securities until the Call Settlement Date, or may choose to sell their securities in the secondary market.

Reminder of the Availability of FNGB ETNs

On February 19, 2025, BMO launched a new MicroSectors™ ETN linked to the gross total return version of the NYSE FANG+® Index (the “Index”). Since February 20, 2025, the FNGB ETNs have been trading on the NYSE Arca, Inc. (the “NYSE”) under the ticker symbol “FNGB.” The FNGB ETNs are intended to offer sophisticated investors three times leveraged participation in the daily performance of the Index, before taking into account fees, charges and the decay effect caused by the daily resetting of the leverage.

The FNGB ETNs are meant to replace the FNGA ETNs and provide investors continued access to an ETN with three times leveraged, daily resetting, exposure to the Index, but with fees and charges that reflect the current market environment.

The Index, which is the same index that the FNGA ETNs are linked to, is an equally-weighted equity index that tracks the performance of 10 highly-traded growth stocks of technology and tech-enabled companies in the technology, media & communications and consumer discretionary sectors. The Index is a total return index, in which dividends paid on the applicable securities are included in the level of the Index. The ticker symbol of the Index is “NYFANGT”.

Since the Initial Trade Date to, and including, August 19, 2025, the Daily Investor Fee for the FNGB ETNs will be discounted, based on a rate of 0.35% per annum. Thereafter, from, and including, August 20, 2025, the Daily Investor Fee will be based on a rate of 0.95% per annum. See the ETN Prospectus for the FNGB ETNs for more information regarding the fees and charges applicable to the FNGB ETNs.

Disclosures

Our election to exercise our call right in whole may adversely impact your ability to sell the FNGA ETNs and/or the price at which you may be able to sell your FNGA ETNs prior to the Call Settlement Date. BMO does not intend to issue or register any additional FNGA ETNs on or after the date of this announcement. BMO and its affiliates also intend to suspend any further sales from inventory of the FNGA ETNs on the date of this announcement.

Investors who purchase the FNGA ETNs at any time prior to the Call Settlement Date for an amount that is greater than the applicable Call Settlement Amount that they will receive on the Call Settlement Date will suffer a loss on their investment. Furthermore, investors who sell the FNGA ETNs at any time prior to delisting for an amount that is less than the applicable Call Settlement Amount they would have received on the Call Settlement Date will also suffer a loss. In either case, such losses could be significant. Investors will not receive any other compensation or amount for the loss of the investment opportunity of holding the FNGA ETNs.

The FNGB ETNs are not intended to be “buy and hold” investments, and are not intended to be held to maturity. Instead, the FNGB ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. The FNGB ETNs are designed to reflect a 3× leveraged long exposure to the performance of the Index on a daily basis, before taking into account the negative effect of the fees and charges. However, due to the daily resetting leverage, the returns on the FNGB ETNs over different periods of time can, and most likely will, differ significantly from three times the return on a direct long investment in the Index. The FNGB ETNs are designed to achieve their stated investment objectives on a daily basis. The performance of the FNGB ETNs over different periods of time can differ significantly from their stated daily objectives. The FNGB ETNs are considerably riskier than securities that have intermediate- or long-term investment objectives, and are not suitable for investors who plan to hold them for a period of more than one day or who have a “buy and hold” strategy. Investors should actively and continuously monitor their investments in the FNGB ETNs on an intra-day basis, and any decision to hold the FNGB ETNs for more than one day should be made with great care and only as the result of a series of daily (or more frequent) investment decisions to remain invested in the FNGB ETNs for the next one-day period. The FNGB ETNs are very sensitive to changes in the level of the Index, and returns on the FNGB ETNs may be negatively impacted in complex ways by the volatility of the Index on a daily or intraday basis. It is possible that you will suffer significant losses in the FNGB ETNs even if the long-term performance of the Index is positive. Accordingly, the FNGB ETNs should be purchased only by sophisticated investors who understand and can bear the potential risks and consequences of the FNGB ETNs that are designed to provide exposure to the leveraged performance of the Index on a daily basis and that will be highly volatile and may experience significant losses, up to the entire amount invested, in a short period of time.

For additional information, including a discussion of the risks relating to an investment in the ETNs, please carefully read the applicable pricing supplement and related documents that we have filed with respect to the ETNs (each, an “ETN Prospectus”). Investors should review the relevant ETN Prospectus carefully prior to making an investment decision.

The ETN Prospectus relating to the each of the ETNs can be found on EDGAR, the Securities and Exchange Commission (the “SEC”) website at: www.sec.gov, as well as on the product websites at the following links: www.bmoetns.com and www.microsectors.com

Bank of Montreal, the issuer of each series of the ETNs, has filed a registration statement (including a pricing supplement, product supplement (if applicable), prospectus supplement and prospectus) with the SEC regarding each of series of the ETNs. Please read those documents and the other documents relating to these securities that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and the applicable securities. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, and any agent or dealer that participated in the offering of the ETNs, will arrange to send the applicable pricing supplement, the product supplement (if applicable), the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

The ETNs are senior, unsecured obligations of BMO, and are subject to BMO’s credit risk.

Investment suitability must be determined individually for each investor, and the ETNs are not suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

About REX Shares

REX Shares (“REX”) is a leading provider of innovative exchange-traded products (ETPs), specializing in alternative strategy ETFs and ETNs. With over $8 billion in assets under management, REX is known for pioneering the MicroSectors™ and T-REX product lines, offering leveraged and inverse exposure to a variety of market sectors. REX also provides a number of services for its crypto-focused sister company, Osprey Funds, LLC. REX continues to drive industry innovation through its growing suite of ETPs, serving investors seeking sophisticated trading tools, income strategies, and other alternative exposures.

For more information, please visit www.rexshares.com or www.microsectors.com

Follow REX (@REXShares) and MicroSectors (@msectors) on X.

REX Media Contacts: rexshares@gregoryfca.com

About BMO Financial Group

BMO Financial Group is the eighth largest bank in North America by assets, with total assets of $1.5 trillion as of January 31, 2025. Serving customers for 200 years and counting, BMO is a diverse team of highly engaged employees providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to 13 million customers across Canada, the United States, and in select markets globally. Driven by a single purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and inclusive society.

Bank of Montreal ETNs: US.ETN@bmo.com, +1 (877) 369-5412

Internet: www.bmo.com

The NYSE FANG+® Index is a product of ICE Data Indices, LLC (“ICE Data”) and is used with permission. ICE® is a registered trademark of ICE Data or its affiliates. NYSE® is a registered trademark of NYSE Group, Inc., an affiliate of ICE Data and is used by ICE Data with permission and under a license. ICE Data and its Third Party Suppliers accept no liability in connection with the use of the NYSE FANG+® Index or marks. See the applicable ETN Prospectus for a full copy of the Disclaimer.

MicroSectors™ and REX™ are trademarks of REX. The trademarks have been licensed for use for certain purposes by REX. The indices have been licensed for use by REX. The ETNs are not sponsored, endorsed, sold or promoted by REX or any of its affiliates or third party licensors (collectively, “REX Index Parties”). REX Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the indices to track general stock market performance.

SOURCE BMO Financial Group

For further information: BMO Media Contact: Kelly Hechler, Toronto, Kelly.hechler@bmo.com, (416) 867-3996.